EXHIBIT 99.1

SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 26, 2015

Independent Geotechnical Review Board Established for KSM Project

Toronto (Canada)…Seabridge Gold announced today that it has established an Independent Geotechnical Review Board (IGRB) for its wholly owned KSM Project to review and consider the Project’s Tailings Management Facility (TMF) and Water Storage Dam (WSD) with a focus on their structural stability and integrity. The IGRB will provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSD. The IGRB will have unimpeded access to all technical data necessary to enable them to assess KSM’s TMF and WSD on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

Seabridge Gold Chairman and CEO Rudi Fronk stated that "the establishment of the IGRB is a voluntary undertaking on our part to ensure that KSM’s Tailings Management Facility and Water Storage Dam are constructed, operated and decommissioned in keeping with the best practices in the industry.  The team we have assembled includes some of the leading experts globally in their field and we are honored that they have agreed to serve in this important role for the KSM Project”.

Initially there will be four core members of the IGRB and four support members whose expertise will be called upon as needed.  The IGRB will comprise the following world class experts:

Dr. Andrew Robertson (Chairman, Core Member) - has B.Sc. in Civil Engineering and a Ph.D. in Rock Mechanics from the University of the Witwatersrand and 45 years of experience in mining geotechnics, of which 37 years were gained while practicing from his home base in Vancouver, Canada. He was one of the founders of SRK Consulting in 1974, and established the SRK offices in Johannesburg, South Africa; Vancouver, Canada; and Denver, USA.  He has been extensively involved in numerous mine development, operation and closure studies in BC and Alaska and has served as a project reviewer for the Alaska Department of Natural Resources for tailings dams design and mine waste management.  He currently serves on Independent Review Panels for the Canadian Federal Government for abandoned mine closure projects in the Yukon and Northwest territories.  He has served on Tailings and Geotechnical Review Boards or Panels for over 30 mining projects and mines.  He currently serves on Review Boards, or as a reviewer, of the world’s four highest permitted tailings dams, designed to exceed 300 m from downstream toe to crest. His contribution to mining technology has been recognized with several awards; the most recent of which is his selection for induction to the 'International Mining Technology Hall of Fame’ for the category 'Environmental Management and Stewardship', in February 2015, in Denver.

Dr. Gabriel Fernandez (Core Member) - has over 40 years’ experience and the following degrees; Civil Engineer1970, M.S.-Soil 1972, Ph.D.-Geotechnical Engineering 1976. He has written or co-authored 28 papers. His awards include; U.S. National Committee for Rock Mechanics: Case histories award for a significant, original contribution, 1987.   Mexican Society of Civil Engineers: Presentation of the Raul Marsal Lecture, September, 2000.   Colombian Society of Geotechnical Engineers Excellence Award for Significant Contributions to Rock Mechanics, October 1999.  Dr. Fernandez is the Co-chair of Third National Conference of the Geo-Institute of the American Society of Civil Engineers, at the University of Illinois, Urbana, June 1999.

Mr. Terry Eldridge P.Eng., FEC (Core Member) - is a Principal of Golder Associates with over 30 years of experience in the investigation, design, construction and closure of mine waste management facilities.  He has worked on projects ranging from 300 tpd underground gold operations to 240,000 tpd open pit copper mine operations and in climatic conditions ranging from the Atacama desert in Chile, to the rainforests of Brazil and Indonesia to the cold climate regions of the Arctic in Canada and Russia.   He has been involved in the design and construction of several tailings dams that have height in excess of 200 m.  He is Golder’s Mine Waste Management Practice Leader for South America and now works as a Project Director, and Senior Technical Reviewer for mine waste management projects being developed by Golder Associates and as an Independent Peer Reviewer for other consultants and mining companies.

Mr. Anthony Rattue P.Eng (Core Member) - has over 40 years experience in geotechnical engineering. Beginning with the Churchill Falls Hydro-electric project in Labrador, his career stayed entirely within the sector of earth and rockfill dams. His design, construction and performance monitoring activities have spanned the globe with projects in Africa, Asia and South America. He is the Engineer of Record for the Diavik dikes in the NWT and is a member of the geotechnical review board for the Meadowbank mine in Nunavut.  Project internal review work includes Muskrat Falls in Labrador, Keeyask in Manitoba and Site C in BC.  He is also a member of two currently inactive review boards established for  the Atbara hydro project in the Sudan and the Lihir Gold Mine in Papua New Guinea.  He is the current Director for Québec of the Canadian Dam Association and is a member of the Dam Safety Committee of that organization.

Dr. Leslie Smith (Support Member) – is a professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment.  He has 40 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.  Dr. Smith has also served for many years as a review consultant for corporations and government involving projects related to peer review of project work at mine sites and hazardous waste sites, reviews of work plans in site assessment, seepage analysis for dams and tailings impoundments, inflows to tunnels and open pits, seepage interception, groundwater resource development, contaminant transport, flow and solute transport in fractured rocks, acid rock drainage, and mine closure.  Dr. Smith currently serves on ten Geotechnical and Tailings Review Boards, for metal mines and oil sands operations located in North and South America.

Dr. Ian Hutchison (Support Member) - has over 40 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.  He has a Ph.D. in Civil Engineering, and his degrees with majors in hydrology, hydraulics, as well as geotechnical and structural engineering.  He has been responsible for the design and construction quality assurance of tailings embankments for mining projects in Washington State and California in the United States and in Ontario and Québec, Canada, and the conceptual design of surface water ditch and tunnel diversion systems for a large mine in northern British Columbia, Canada.  He has provided expert review of the design of tailings and waste rock facilities containing wastes with arid rock drainage potential for mines in northern Ontario, British Columbia, California, Brazil, and Peru.  He has also been responsible for hydraulic design aspects of hydropower plants in Sault St. Marie and other hydroelectric projects in Newfoundland, Ontario, northern Maine, Vermont, and Alaska and three river ports on the Amazon River.  He has provided written and expert testimony in over a dozen litigation cases involving mine waste management, surface and groundwater contamination and environmental remediation and currently serves on Independent Peer Review Panels for Aboriginal Affairs and Northern Development Canada on two large mine closures in the Yukon and North West Territories.

Mr. Jim Obermeyer (Support Member) – is a Principal and Senior Vice President with MWH and is based in their Denver, Colorado Office.  He holds a Master of Science degree in Civil Engineering from Columbia University with a specialty in Geotechnical Engineering and is a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming.  Mr. Obermeyer has 40 years of experience in Civil and Geotechnical Engineering managing and coordinating multidisciplinary projects.  His technical focus has been on engineering, design, construction, operation, and closure of tailing dams and on design and construction of water supply dams.   Mr. Obermeyer has worked in the United States and internationally on over 500 dam projects.  He serves as MWH Energy and Industry’s Global Practice Leader for Tailing Dams and Water Storage Dams.  In this role he provides technical review and quality assurance / quality control for all tailing dam planning, design and construction projects for MWH’s global mining sector.  Mr. Obermeyer also serves on Boards of Consultants for dams and other geotechnical projects for mining companies, other engineering companies and governmental entities responsible for dam design.

Dr. Jean Pierre Tournier (Support Member) - has 35 years of experience in the design and construction of hydroelectric developments. He has a Ph.D. in Civil Engineering- Soil Mechanics. He is the author or co-author of more than fifty technical publications. Since 1998, he is the Canadian Representative and a Member of the Committee on "Materials for the Fill Dams" for the International Commission on Large Dams and he is the Chairman since 2010 (renamed  Embankment Dams Committee).  Dr. Tournier was nominated Fellow of the Engineering Institute of Canada in 2007 and received the prestigious Inge-Anderson Award from the Canadian Dam Association in 2014.

The IGRB will meet at least once per calendar year during the life of the project, with the first meeting planned to occur in March 2015, in Vancouver BC.  The results of the IGRB’s meetings will be shared with the Government, aboriginal groups and other stakeholders who participated in the environmental assessment of the project.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net